CIRCLE

Obianozo Chukwuma <obi@seedinvest.com>

Innovega CEO Explains New SeedInvest Round

1 message

SeedInvest <deals@seedinvest.com> Tue, Mar 30, 2021 at 8:32 AM
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

seedinvest

Innovega I Letter from the CEO

Hi Obi,

This is Steve Willey, CEO and Co-Founder of Innovega. We develop smart contact lenses and glasses that deliver high-performance AR/VR experiences. While we raised two previous rounds on SeedInvest, only accredited investors were allowed to invest. This Series A funding enables us to invite the entire SeedInvest community to reserve shares and support our commercial launch.







We aim to deliver high-value display experiences for the sensory impaired, workers, and consumers with stylish glasses enabled by smart contact lenses. Here are some highlights from this new round:

- **IP** I We hold 14 issued U.S. patents and 13 pending patents protecting contact lenses, eyewear, optical systems, display systems, gaze-tracking, cameras, and vision and hearing enhancement.
- **Product** I Our testing of visually impaired patients wearing the smart contact lenses and eyewear enabled approximately 20/20 vision at near and far distances (based on unpublished third party testing). Also, we have completed necessary pre-clinical testing and FDA 510(k) clinical trials are underway.
- **Team** I Dr. Jerry Legerton, my co-founder, and I have each delivered novel innovation, pioneered new industries, and delivered multiple successful exits.

For more information on our Series A and to reserve your shares in this round, please head to our profile here.

Thanks,

Steve Willey

CEO and Co-Founder of Innovega

Questions? Email Us. We're happy to help.

Innovega is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission")

and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega